May 23, 2025

David Boral
Chief Executive Officer
D. Boral ARC Acquisition I Corp.
10 E. 53rd Street, Suite 3001
New York, NY 10022

       Re: D. Boral ARC Acquisition I Corp.
           Registration Statement on Form S-1
           Filed April 29, 2025
           File No. 333-286810
Dear David Boral:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1
Cover Page

1. Please revise your cross-references to highlight by prominent type or in another manner to all relevant sections in the prospectus for disclosure related to each of compensation, dilution, and material conflicts of interest, as required by Item
       1602(a)(3),(4), and (5) of Regulation S-K.
Prior SPAC Experience, page 6

2. We note you indicate that members of your management team have successfully identified and closed five SPAC business combinations. Please revises to address the three additional SPAC business combinations associated with your management team.
Sponsor Information, page 11

3. We note the lock-up period with the underwriter. Please revise the tables beginning on
 May 23, 2025
Page 2

       pages 13 and 110 to include the lock-up period. See Item 1603(a)(9) of regulation S-
       K.
4. Please revise your compensation table on pages 11 and 108 to reference the potential payments that may be made to your sponsor, officers or directors, its affiliates or promoters of finder's, advisory, consulting or success fees for their services rendered prior to or in connection with the completion of the initial business combination.
       Please also disclose the anti-dilution adjustment of the founder shares in the table. See
       Item 1602(b)(6) of Regulation S-K.
5. We note that D. Boral Capital, the sole book-running manager and representative of the underwriters, is an affiliate of your Sponsor. Please revise the compensation tables on pages 11 and 108 to disclose the compensation of representative shares in connection with this offering. See Item 1602(b)(6) of Regulation S-K. Dilution, page 98

6. We note your tabular dilution disclosure on page 99. Specifically, we note the amounts you have reflected within the redemptions line item. Please revise the amounts within this line item for accuracy.
Signatures, page II-4

7. Please revise to have the registration statement signed by a majority of your board of directors. Refer to Instruction 1 to the Signatures section of Form S-1.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Peter McPhun at 202-551-3581 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or David Link at 202-551-3356
with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   David Levine